Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

()*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1114)

ANNOUNCEMENT

The Company has obtained a 3-year conditional Waiver from the Stock Exchange from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the appointment of a qualified accountant.

Brilliance China Automotive Holdings Limited (the “Company”, together with its subsidiaries, the “Group”) has obtained a 3-year conditional waiver (the “Waiver”) from The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) relating to the requirement to appoint a qualified accountant by the Company, on the condition that during the period covered by the Waiver, the Company shall engage a person who shall meet all the requirements of Rule 3.24 of the Listing Rules (other than for the fact that he/she is not a fellow or an associate member of the Hong Kong Society of Accountants (now known as the Hong Kong Institute of Certified Public Accountants (“HKICPA”)) or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA) and the Company shall have in place an arrangement whereby such person shall have continual access to the assistance of other person(s) possessing the professional qualifications required under the Rule 3.24 of the Listing Rules.

The duration of the 3-year conditional Waiver commenced from 15th April, 2005, being the date the Company obtained the Waiver from the Stock Exchange. The Company has engaged Madam Zhang Ruiping (“Madam Zhang”), the head of the financial department of the Group, as the qualified accountant of the Company. Madam Zhang is able to meet all the requirements set out in Rule 3.24 of the Listing Rules (other than for the fact that she is not a fellow or an associate member of the HKICPA or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA), and the Company has engaged RSM Nelson Wheeler as the external adviser. During the period covered by the Waiver, Madam Zhang shall have continual access to the assistance of Mr. Eugene Liu and Mr. Patrick Leung, a partner and a manager of RSM Nelson Wheeler, both of whom are members of the HKICPA and are designated by RSM Nelson Wheeler to assist Madam Zhang. Should there be any changes to the aforementioned arrangements, the Waiver shall cease with immediate effect and the Company will duly inform the Stock Exchange and take remedial steps to comply with the Listing Rules.

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:
Mr. Wu Xiao An (also known as Mr. Ng Siu On)
Mr. Lin Xiaogang

Mr. Hong Xing
Mr. Su Qiang (also known as Mr. So Keung)

Non-executive directors:
Mr. Wu Yong Cun
Mr. Lei Xiaoyang

Independent non-executive directors:
Mr. Xu Bingjin
Mr. Song Jian
Mr. Jiang Bo

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 21st April, 2005

* for identification purposes only